Exhibit 99.2

Notice of Redemption – 10 ¾% Senior Dollar Notes

2 May 2006

To:  The holders of Securities under the Indenture (as defined below)

We refer to an Indenture dated as of 6 August 2001 relating to 10¾% Senior Dollar Notes due 2011 entered into between us as Issuer, Yellow Pages Limited as Subsidiary Guarantor, The Bank of New York as Trustee, Security Registrar and Transfer Agent, The Bank of New York (Luxembourg) S.A. as Luxembourg Paying Agent, Luxembourg Transfer Agent and Luxembourg Security Registrar and The Bank of New York, London Branch as Paying Agent, as supplemented by a First Supplemental Indenture dated as of 18 January 2002, (the “Indenture”).

Unless stated otherwise, terms defined in the Indenture shall have the same meaning when used in this notice.

1.               We hereby give you notice of our intention to redeem all of the Securities under the Indenture pursuant to Section 1101(a) (Rights of Redemption) of the Indenture.

2.               This is a notice of redemption issued pursuant to Section 1106 (Notice of Redemption) of the Indenture.

3.               The Redemption Date will be 2 June 2006.

4.               The Redemption Price in respect of the Securities per US$1,000 of Securities held will be US$1,097.54.

5.               All Securities held under the Indenture must be surrendered to the Paying Agent to collect the Redemption Price.

6.               On the Redemption Date the Redemption Price will become due and payable upon each Security.

7.               Interest on each Security shall cease to accrue on and after the Redemption Date (unless we as Issuer shall default in payment of the Redemption Price).

8.               The details for the Paying Agent to whom all Securities are to be surrendered for payment of the Redemption Price are as follows:

Luxembourg Paying Agent The Bank of New York (Luxembourg) SA 6D, route de Treves BP 263 L-2633 Senningerberg Grand Duchy of Luxembourg	Paying Agent The Bank of New York One Canada Square London E14 5AL United Kingdom

9.              The ISIN number relating to the Securities is US98542PAE34.

10.        The procedure that you must follow to surrender the Securities is as follows:

(i)             delivery of all certificated forms of the Securities which you hold to the relevant Paying Agent at the address set out in paragraph 8 above by 2 June 2006; and

(ii)  countersignature of this Notice by way of confirmation of your acceptance of the terms of the redemption to be sent to the Paying Agent with the documents required in (a) above.

This notice is governed by the laws of New York.

/s/ John Condron
For and on behalf of Yell Finance B.V.

I agree to the terms of the redemption as set out in this notice

/s/ Daniel Wynne, Vice President
Bank of New York, as Trustee

Date: 2 May 2006